September 2, 2005

Room 4561

Walter K. Weisel
Chief Executive Officer
17105 San Carlos Boulevard, Suite A1651
Fort Myers, Florida 33931

Re:  	Innova Holdings, Inc.
	Registration Statement on Form SB-2
      Filed August 9, 2005
      File No. 333-127368

      Form 10-KSB/A for Fiscal Year Ended December 31, 2004
      Filed on July 29, 2005
      Form 10-QSB/A for Fiscal Quarter Ended March 31, 2005
      Filed on July 29, 2005
      Form 10-QSB for Fiscal Quarter Ended June 30, 2005
      Filed on August 22, 2005
      File No. 0-33231

Dear Mr. Weisel:

      	This is to advise you that we have limited our review of the above registration statement to the matters concerning the standby equity distribution agreement and selling shareholder disclosure. No further review of the registration statement has been or will be made. We also performed a limited review of your amended
Form 10-KSB for the year ended December 31, 2004, amended Form 10-QSB for the quarter ended March 31, 2005 and Form 10-QSB for the quarter ended June 30, 2005, to evaluate the controls and procedures disclosure, and have comments as indicated below concerning these filings.

	Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Registration Statement on Form SB-2

General
1. We note the managing partner and general counsel of Cornell Capital Partners serves as the escrow agent for the standby equity distribution agreement. As such, it appears that this Cornell affiliate in some circumstances exercises discretion with respect to the release of shares or funds from the escrow.  Section 7.a of the
escrow agreement, filed as Exhibit 10.18, suggests that the
related
party escrow agent will be able to resolve the disputes under the agreement to his sole satisfaction. In view of the relationship between Cornell and the escrow agent and the functions of the escrow agent with respect to closings of equity line draws, it appears that
Cornell exercises actual or potential discretion over the closings and some control as to whether or when Cornell will perform against advance notices from Innova Holdings. Provide your analysis of whether this related party escrow agent arrangement provides discretion to Cornell that is inconsistent with interpretation 4S of the March 1999 supplement of the Division of Corporation Finance`s publicly available telephone interpretations and the.
Specifically
please refer to the third Question and Answer of the Division of Corporation Finance`s March 2001 Supplement to the Division`s Current
Issues Outline regarding "Private equity lines with registered
resales."    For your review, both interpretative resources are
available at www.sec.gov.

Selling Stockholders, page 13
2. We note your inclusion of Monitor Capital, Inc. as a selling shareholder who is a non-natural person. Further, it appears that this selling shareholder is a broker-dealer. Tell us whether this broker-dealer received the securities as underwriting compensation.
Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as transaction-based compensation provided in connection with the performance of investment banking services. If the shares were earned for services of this type provide appropriate disclosure of the transaction, the services provided and the compensatory arrangement. .








Form 10-KSB/A for Fiscal Year Ended December 31, 2004 filed on
July
29, 2005
Item 8a. Controls and Procedures, page 22

Form 10-QSB/A for Fiscal Quarter Ended March 31, 2005 filed on
July
29, 2005
Item 3. Controls and Procedures, page 13
3. We note your disclosure that your principal executive officer
and
principal financial officer initially concluded that your
Company`s
controls and procedures were effective, but as indicated in your
Form
10-KSB/A, management concluded that your disclosure controls and procedures were ineffective regarding accounting for beneficial conversion features associated with convertible preferred securities and the guidance provided by EITF 98-5 and EITF 00-27.  Pursuant to
Item 307 of Regulation S-B, your principal executive and principal financial officers must disclose their conclusions as to the effectiveness of your disclosure controls and procedures. Revise your Form 10-KSB/A and 10-QSB/A to state whether these controls and procedures were effective without including any limitations as to scope.
4. Similarly, we note that both your December 31, 2004 Form 10-KSB and March 31, 2005 Form 10-QSB disclose that management initially concluded your controls and procedures to be effective, but then after a reevaluation as of December 31, 2004 and March 31, 2005 determined your disclosure controls and procedures to be ineffective regarding the accounting for beneficial conversion features associated with convertible preferred securities. A scope limitation as to your effectiveness evaluation is not appropriate. If you determined your disclosure controls and procedures were ineffective as of December 31, 2004, state this unambiguously. Please also revise both periodic reports to more fully describe the remedial actions you plan to take or have taken to address the deficiencies in your disclosure controls and procedures.  Also, provide a
chronology
as to when the accounting problems were discovered and explain how this information was learned.
5. We note your restatements of the financial statements and the changes in internal control over financial reporting. Please revise both periodic reports to expressly describe all material
weaknesses
and your restatement of financial statements rather than simply referring to amended financial statements and deficiencies in
general.   Please revise to explain why your accounting treatment
of
the beneficial conversion features and any other material weaknesses resulted in a change to your internal control over financial reporting. Refer to Item 308(c) of Regulation S-B and Sections D. and E. of the Division of Corporation Finance and Office of the Chief
Accountant: Staff`s Statement on Management`s Report on Internal Control Over Financial Reporting (May 16, 2005).
6. We note your disclosure that management has implemented "certain improvements and changes" in the Company`s internal control over financial reporting. Please revise both periodic reports to describe the remedial measures undertaken concerning your internal control over financial reporting, when you implemented these measures and when you anticipate full implementation of these corrective measures.
Refer to Item 308(c) of Regulation S-B.

Form 10-QSB for Fiscal Quarter Ended June 30, 2005 filed on August
22, 2005

Item 3. Controls and Procedures, page 13
7. Based on your disclosure at the end of this section referring to no other change, please revise your disclosure to articulate the change in internal control over financial reporting and the remedial measures implemented during this period ended June 30, 2005. Refer to Exchange Act Rule 13a-15(b) and Item 308(c) of Regulation S-B.

							*  *  *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      If you have any questions, please contact Neil Miller at
(202)
551-3442.  If you need additional assistance you may contact me at
(202) 551-3462 or Barbara C. Jacobs, Assistant Director, at (202)
551-3730.



							Sincerely,



							Mark P. Shuman
							Branch Chief - Legal



cc:  	Robert L. Davidson, Esq.
	400 Park Avenue, Suite 1430
	New York, NY 10022



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Securities Act Examination
Innova Holdings, Inc.
September 2, 2005
Page 1